File No. 82-1264

02 SEP 13 AM 9:01

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

September 11, 2002

02049953

SUPPL

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public the following message today.

- News Release "Firestone initiates voluntary recall of limited number of P195/65R15 FR690 tires."
- News Release "Bridgestone/Firestone initiates voluntary recall of limited number of 30X9.50R15LT widetrack Baja A/T tires."

In accordance with the Rule 12g 3-2(b), we herewith enclose above document.

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

Sincerely,

Akira Suzuki
Treasurer
Bridgestone Corporation

dlw 9/17

BRIDGESTONE/FIRESTONE NORTH AMERICAN TIRE, LLC

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

50 Century Boulevard
P.O. Box 148900
Nashville, TN 37214-8900
Watts: 800-851-7000
Tel: 615-872-5000
Fax: 615-872-1414

FOR IMMEDIATE RELEASE
Contact: Media Center
(877) 201-2373

FIRESTONE INITIATES VOLUNTARY RECALL OF LIMITED NUMBER OF P195/65R15 FR690 TIRES

- Effort centered on retrieving 890 tires made over four day period in April 2002

NASHVILLE, Tenn. (September 10, 2002) – Firestone today announced that it is initiating a voluntary recall of 18,912 tires produced at its Wilson, North Carolina plant in order to ensure the recovery of 890 tires manufactured over a four-day period beginning April 12. There are no claims for property damage or injury caused by the recalled tires, or any of the tires in this line and size.

The recalled Firestone FR690 tires in size P195/65R15 are identified by DOT #W2C6T001402 and DOT #W2C6T001502. Since the affected tires from April 12 through 15 could be marked with serial numbers indicating that they had been manufactured during either the fourteenth or fifteenth week of production in 2002, both serial weeks are being recalled. The recalled tires may have been used on 2003 model year Toyota Corolla S and LE vehicles assembled from mid-April through early September 2002.

Firestone will contact owners of the vehicles that may have the recalled tires by mail within the next several weeks. In the meantime, owners of 2003 model year Toyota Corolla S and LE vehicles can check to find out if their car is fitted with the recalled tires by looking for the DOT number on the sidewall of the tire near the wheel rim which is, in most cases, visible on the outboard side of the mounted tires.

Replacement tires will be available at Firestone Tire and Service Centers and TiresPlus locations throughout the United States. Owners who would like additional information or help in locating their nearest Firestone Tire & Service Center or TiresPlus outlet can call Firestone's consumer affairs hotline at 1-800-367-3872. Additional information is also available on the company's website at www.firestone.com.

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Firestone's analysis and a review of the manufacturing process on April 12 through 15, 2002 showed that a piece of equipment was not functioning correctly leading to localized, intermittent pockets of air becoming trapped between the tread and the tread under-cushion (a rubber layer between the tire tread and the steel belts of the tire) in a small percentage of the tires manufactured during that period. This condition in a tire could cause a raised tread block and cause a "helicopter" type noise while driving. Continued use of a tire with this condition may lead to a small, localized "chunk out" of tread materials. The company promptly identified and corrected the mechanical problem and believing that all tires produced during the period had been properly re-inspected, shipped the tires from the plant warehouse.

In late August 2002 a tire from the affected lot was returned to Firestone by Toyota due to a customer complaint about noise. After examining the tire and reviewing its own records, Firestone determined that 890 of the 18,912 tires manufactured during the two-week period had not been properly processed for additional inspection. In the interest of public safety, Firestone is recalling the full production of both weeks to capture any of the 890 tires that may contain the condition.

"Safety is our highest priority," Steve Brooks, Vice President of Quality Assurance for Bridgestone/Firestone North American Tire said. "Our enhanced early warning system changed the way we review our collected data to facilitate quick detection of anomalies and a quick response to product concerns."

Brooks continued, "We take full responsibility for each and every tire we make, and we are committed to getting any tire with a problem off the road and replaced quickly. In order to ensure that this type of error will not occur again, we have implemented additional quality, inspection and control procedures at the Wilson plant."

Nashville-based Bridgestone/Firestone North American Tire, LLC is a subsidiary of Bridgestone/Firestone Americas Holding, Inc., whose parent company, Bridgestone Corporation, is the world's largest tire and rubber company. BFNT develops, manufactures and markets Bridgestone, Firestone, Dayton and associate and private brand tires. The company is focused on wholesale and original equipment markets, supplying passenger, light truck, commercial vehicle, off-road, agriculture and other tires to its customers in North America.

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BRIDGESTONE/FIRESTONE NORTH AMERICAN TIRE, LLC

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

50 Century Boulevard
P.O. Box 148900
Nashville, TN 37214-8900
Watts: 800-851-7000
Tel: 615-872-5000
Fax: 615-872-1414

FOR IMMEDIATE RELEASE
Contact: Media Center
(877) 201-2373

BRIDGESTONE/FIRESTONE INITIATES VOLUNTARY RECALL OF LIMITED NUMBEROF 30X9.50R15LT WIDETRACK BAJA A/T TIRES

NASHVILLE, Tenn. (September 10, 2002) – Bridgestone/Firestone North American Tire, LLC (BFNT) today announced that it is initiating a voluntary recall of approximately 754 Widetrack brand Baja A/T tires in size 30x9.50R15 produced over a 21-day period beginning September 23, 2001, at its LaVergne, Tenn., plant. The products involved in the recall did not comply with the tire marking requirements set by the Federal Motor Vehicle Safety Standard (FMVSS No.119) for new compressed air tires for non-passenger car vehicles, and will be replaced through Widetrack brand retailers.

BFNT's analysis and review of the manufacturing process showed that all of the affected 30x9.50R15LT Widetrack brand Baja A/T tires met the remaining requirements of FMVSS No. 119, and the company believes that the incorrect tire markings did not compromise motor vehicle safety. The maximum load as stated on the tire, in both English and metric units, was actually less than the actual maximum load for these tires. It is not likely the tires would be placed in an unsafe, overload situation as a result of the marking noncompliance.

While the inflation pressure on the recalled tires was incorrectly marked in metric units, the English inflation units were correct. English units are the common usage for inflation pressure in North America, making it highly unlikely that the subject tires would be over inflated as a result of the marking noncompliance.

The tires which are the subject of this recall can be identified as follows:

Widetrack brand Baja A/T	DOT serial numbers	W166WB03801
		W166WB03901
		W166WB04001

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The company will immediately begin contacting dealers who have been shipped these tires in order to identify any consumers who may have purchased these tires. Owners of affected tires whose names have been identified by Widetrack dealers or through tire registration records will begin receiving recall letters by mail within the next several weeks to advise them of the replacement program.

The markings on the non-compliant tires read: Max Load 350 Kg at 1985 Kpa cold; Max Load 900 lbs. at 50 PSI cold. The correct markings should read: Max Load 900 Kg at 350 Kpa cold; Max Load 1985 lbs. at 50 PSI cold.

Widetrack Baja tire owners who would like additional information can call the company's consumer affairs hotline at 1-800-807-9555 or they can call the hotline to locate their nearest Widetrack retailer (a retail location that sells Dayton, Gillette or Road King tire brands). Additional information is also available on the company's website at www.firestone.com.

Nashville-based Bridgestone/Firestone North American Tire, LLC is a subsidiary of Bridgestone/Firestone Americas Holding, Inc., whose parent company, Bridgestone Corporation, is the world's largest tire and rubber company. BFNT develops, manufactures and markets Bridgestone, Firestone, Dayton and associate and private brand tires. The company is focused on wholesale and original equipment markets, supplying passenger, light truck, commercial vehicle, off-road, agriculture and other tires to its customers in North America.

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